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                                                             Filed by N2H2, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                     Subject Company: N2H2, Inc.
                                                     Commission File No. 0-26825


The following is the script of a conference call held on Thursday, July 31, 2003, regarding financial results of N2H2, Inc. for the quarter ended June 30, 2003. The script also includes a discussion of the acquisition of N2H2 by Secure Computing Corporation pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 28, 2003, by and among Secure Computing, Nitro Acquisition Corp. and N2H2. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by N2H2 on July 29, 2003, and is incorporated by reference into this filing.

Operator:                  Ladies and gentlemen, thank you for standing by.
                           Welcome to N2H2's second quarter conference call. At this time all participants are in a listen only mode.
                           Later we will conduct a question and answer session.
                           At that time if you have a question, you will need to press star (*), then the number one ("1") on your telephone keypad. As a reminder, this conference call is being recorded today, Thursday, July 31, 2003.

                           At this time I would like to turn the call over to Mr. Paul Quinn, CFO of N2H2.

Mr. Quinn:                 Thank you, Operator. Welcome to our call. I'd
                           like to remind everyone that this call is being
                           recorded and will be posted on
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                           our web site at www.N2H2.com. It will be available to
                           the public shortly after the conclusion of the conference call.

                           In addition, we will have replay call information available until August 14th. For phone numbers and access information, please visit the investor relations section of our web site.

                           This presentation contains statements about our current plans and expectations, as well as forecasts of future events. These statements, and any statements we make today that do not reflect historical facts, are based on our current opinions and estimates. The accuracy of these forward-looking statements can be affected by inaccurate assumptions and by uncertainties that we may or may not know at this time. Our actual results could differ materially from those predicted in the forward-looking statements for a number of reasons. Our most recent Form 10-K and our other filings with the SEC describe some of the risks and other factors that may cause our results to differ from those predicted or expected. You should not rely on the forward-looking statements we make today for the reasons I just
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                           described. These forward-looking statements apply
                           only as of the date of this presentation, and we do not undertake any duty to publicly announce or report revisions to any of these statements with new information, or changed events or circumstances.

                    Our discussion will include non-GAAP financial measures, which means financial measures that cannot be calculated in accordance with generally accepted accounting principles, or GAAP. We provide this information because we believe it will help you understand our business and the progress we are making. We provide on our website a reconciliation of the non-GAAP financial measures referred to in this call to the most comparable GAAP financial measure.

                    Today, we will use two non-GAAP financial measures in our call. The first is Billings and we use it because we believe it is the best leading indicator of future revenue. We call a transaction a billing when we invoice a customer on their contract start date. Second, we use EBITDA, Earnings before interest expense, taxes, depreciation and amortization. We use EBITDA, as we believe it is a meaningful indicator of our ultimate progress toward GAAP profitability.

                           During this call, we will be discussing matters related to our proposed acquisition by Secure Computing. In connection with

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                           this acquisition, Secure will file with the
                           Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed business combination transaction referenced in this document. We urge you to read the Registration Statement when it becomes available, because it will contain important information about Secure Computing, N2H2 and the merger. A definitive proxy statement/prospectus will be sent to stockholders of N2H2 seeking their approval of the proposed transaction. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus (when it is available) and other documents filed by N2H2 and Secure Computing with the Commission at the Commission's web site at www.sec.gov or by directing a request to our Investor Relations department.

                           N2H2 and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of N2H2 in favor of the merger. Information about the executive officers and directors of N2H2 and their ownership of N2H2 common stock is set forth in the proxy

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                           statement for N2H2's 2003 Annual Meeting of
                           Shareholders, which was filed with the Commission on January 27, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of N2H2 and its executive officers and directors in the merger by reading the Registration Statement and the proxy statement/prospectus regarding the acquisition when it becomes available.

                           On the call with me today is Phil Welt, our Chief Executive Officer.

                           As many of you may already know, on Tuesday, July 29, 2003, Secure Computing Corporation and N2H2 announced an acquisition agreement under which Secure Computing would acquire all the outstanding stock of N2H2, Inc. The acquisition is subject to customary closing conditions, including approval by N2H2's shareholders. Phil will be discussing the pending acquisition in some detail later in the call

                           For those of you new to N2H2, I'd like to review what we do.

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                           N2H2 is a Seattle-based software subscription
                           company, and our products empower organizations of any size to understand, manage, and control their Internet use. Our powerful software solutions filter web content, monitor Internet access, and deliver concise reports on user activity. These safeguards help limit potential legal liability, increase user productivity, and optimize bandwidth consumption.

                           Now, I'd like to begin the financial portion of our earnings call telling you that we are reporting a very strong 3rd quarter, in which we posted the first profit in the history of the company, that's right, the first profitable quarter ever at N2H2! Further, this is our third consecutive quarter of comprehensive financial improvement versus the same quarter a year ago. We achieved in the third quarter, higher revenue, lower expenses, dramatic improvement in income and higher cash and investments than the same quarter of the previous fiscal year.

                           BILLINGS for the quarter were $2 million. Although we are clearly gaining momentum in selling into the corporate market, in the

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                           quarter, this did not happen at the rate we
                           projected.

                           REVENUE came in at $3.1 million. This was the result of our very strong renewal rates and growth in enterprise sales in the third quarter and prior quarters.

                           OPERATING EXPENSES were $3.1 million for the quarter. In addition to being over $1.2 million lower than last year's Q3, this is also a new all-time low in operating expense for N2H2!

                           PROFIT in the quarter was $48,000 or just under a penny per share. This is our FIRST EVER QUARTER PROFIT AS A PUBLIC COMPANY, AND COMPARED TO A LOSS OF $1.3 MILLION FOR THE THIRD QUARTER A YEAR AGO. As a result, it represents a remarkable turnaround in our bottom line. I must tell you, and Phil will also comment on this, that we at N2H2 are very proud of our achieving profitability. This achievement is the result of 73 smart, talented, and hardworking employees that would not accept a small amount of resources as being a reason for us to not achieve big goals. I am proud of our team and how far we

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                           have come.

                           EBITDA (earnings before interest, taxes, depreciation and amortization) for Q3 WAS A POSITIVE $271,000. Year to date, we have positive EBITDA of $544,000.

                           Turning to our balance sheet, we used just $130,000 in cash. Our strong cash flow performance was due to excellent collections; our DSO for the quarter was a remarkable 35 days. Further, we have continued to strengthen our renewal process to make it ever easier for customers to renew with us. This lead to about $500,000 in Q4 invoices being collected in Q3. These invoices are not considered billings until their new subscription begins in Q4 and therefore until Q4, we classify those amounts as customer deposits on our balance sheet.

                           In summary of our financial review, WE GREW REVENUE IN THE QUARTER AND WE DID IT PROFITABLY.

                           Additionally, the legal and regulatory landscape changed in

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                           several ways that were favorable to both N2H2 and the
                           filtering industry in general. First, the litigation against N2H2 by the ACLU over our intellectual property rights is now closed. This case was called Edelman v. N2H2, and was dismissed by a federal judge in Boston this past April. The deadline for the ACLU to appeal the dismissal passed in May, without an appeal. Second, in June, the U.S. Supreme Court reversed a lower court ruling in the case American Library Association versus U.S., and held that the Children's Internet Protection Act, or CIPA, was constitutional. CIPA required libraries and ALSO SCHOOLS that receive most types of federal funding to purchase and install filtering software.

                           At this time, I'd like to turn the call over to Phil Welt, our Chief Executive Officer.

PHIL:
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PHIL:                      Thank you, Paul.
                           When I came to N2H2, I made three promises to N2H2's investors. First, we promised to make N2H2 a profitable company. Second, we promised that we would maintain our customer base in education and expand into the burgeoning enterprise market for filtering software. Third, we promised to become a market leader in Internet filtering and monitoring.

                           Today, as we announce our first quarter of profitability, our successes in the enterprise market, and our impending acquisition by Secure Computing Corporation, I can say that we've delivered on these promises.

                           We've made N2H2 profitable by focusing our efforts on a limited number of business objectives, restructuring the company's operations, implementing measurement systems, and creating cash flow. We've been driven by serving customers better while reducing costs.

                           Not surprisingly, this has led to great sales and renewals. Although we don't release our renewal rates, we believe that ours are among the

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                           highest in the industry, both on a customer and
                           dollar basis. This past quarter represented our highest renewal rates ever.

                           In this last quarter, we continued our progress expanding into the corporate enterprise market. Fully 60% of all new sales were in this lucrative market, including sales to well-known Fortune 500 companies. This quarter, for example, we announced a 3-year deal with PPG Industries, the huge
                           Pittsburgh-headquartered diversified manufacturer. We also signed other important accounts including International Air Transport Association, Windsor Capital, Tennessee Farmers Life Insurance, Medarex, and the Oklahoma Department of Veterans Affairs.

                           We continued to offer the features, functionality, and platforms that enterprise customers want. Our unique and very successful Delegated Administration feature lets IT managers and network administrators decide who has the authority to oversee Internet use by delineating groups of users and assigning administrators across the enterprise. This feature can help lighten the administrative load for the central administrator while giving local administrators delegated control over defining filters, assigning filters to IP ranges and assigning filtering

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                           override privileges in a timely manner. It's been so
                           popular that this quarter two customers, The Illinois Century Network, which filters 5600 institutions in that state, and the State of Connecticut's Department of Information Technology, which handles many large school districts statewide, participated with us in a webinar for our other customers and prospects explaining how to use the feature in large networks.

                           We also continued to add important new enterprise platforms for our products. N2H2 products now directly support Cisco routers running the recently released Cisco Systems' IOS firewall version, Nortel's Alteon Content Cache, and the Squid Proxy on Linux. This quarter we became the first Internet filtering and monitoring product to be certified by Red Hat for our support of their new Enterprise edition. Of course, we continue to develop and offer great products that run on Windows XP Server.

                           Our progress in the enterprise market was recognized in a new report by industry analyst Frost & Sullivan, entitled "Global Web Filtering Markets," which said this about the company:

                           Quote:
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                                    "While education will remain core to N2H2,
                                    this change in direction suggests that the company will become a more visible player in the enterprise space and will be able to capture some market share from its competitors in the next few months. Frost & Sullivan believes that the company is on its way to achieve profitability by the end of 2003 and with a proven leading filtering technology it will be a company to monitor very closely in the next 12 months."

                           Endquote.

                           Our continuing success in selling to business and schools through a distribution chain, the great features in our products, and the business systems we've developed will enable us to combine with Secure Computing Corporation in a way we believe will greatly benefit our shareholders, customers, and the public.

                           The acquisition our companies announced is an all-stock transaction valued at approximately $19.9 million, based upon the closing sale price of Secure Computing stock on July 28, 2003. Under the merger
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                           agreement, Secure will issue 0.0841 shares of Secure
                           Computing common stock for each outstanding share of N2H2 common stock, or approximately 1.861 million shares.

                           Secure Computing is a pioneer in the URL filtering business. We feel the assets that we have developed mesh perfectly with Secure Computing's SmartFilter(R), the industry's leading On-Box(TM) filtering solution, as well as with Secure's award-winning customer support and global presence.

                           For example, Secure is a leader at corporate and government sales - they tell us that eight of the Fortune ten use SmartFilter(R), as do two of the four branches of the U.S. military. Secure has focused on caching appliances and similar devices - their product is distributed by Cisco, Blue Coat, Network Appliance, and Computer Associates. We think N2H2 has the best off-box solutions for small to mid-size customers and locations where on-box is not feasible. We also have a great on-box product for Novell's Volera, a caching solution that will complement the Secure lineup. The Department of Justice and Kaiser Foundation

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                           studies have shown that N2H2's list is strong in
                           liability areas and has low over-blocking; we believe Secure's list is very strong internationally. They have a large account, field-sales model; we have a leveraged channel model. They estimate they sell to about half the Fortune 500; we believe we sell to about 40% of the English-speaking education market. We believe both companies have a great relationship with Cisco -- Secure with the Content Engine and branch router groups, N2H2 with the PIX and router groups. Secure Computing has an OEM sales force and relationships. They also have a broad product line and the financial strength to invest in new product initiatives.

                           Secure Computing has a history of making successful acquisitions. Secure's success with their Gauntlet firewall acquisition is a testimony to their professionalism in dealing with the installed base of customers, integrating key employees, and maintaining and growing the value of their acquisitions. This is good for N2H2 shareholders, customers and employees.

                           As a result of all these factors, we believe that our shareholders

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                           will benefit from the acquisition of N2H2 by Secure
                           Computing.

                           At this time, on behalf of shareholders, I would like to extend my deepest thanks to all of the many fine employees at N2H2 who have brought us to profitability and make all our future aspirations possible. Then I'd now like to turn the call back over to Paul so that he can give you our business outlook for the coming quarter.

PAUL:                      Thanks Phil

                           I'd like to offer guidance now for our 4th quarter of our 2003 fiscal year.

                           We anticipate BILLINGS to be in the range of $6.3 to
                           6.7 million for the fourth quarter. This represents a 225% sequential increase and increased billings vs. prior year which reflects our expectation to continue our steady ramp in enterprise sales

                           We are projecting REVENUE to be in the range of $2.9 to $3.1

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                           million, about a 12% increase over the 4th quarter a
                           year ago.

                           We project OPERATING EXPENSES of $3.2 to $3.4 million. This includes our estimate of merger related expenses that we think will be incurred in the quarter of $200,000 to 400,000.

                           We are projecting a NET LOSS in the quarter of $300,000 to $500,000.

                           In Q4, we are projecting total cash generated to be $1 to $1.2 million. We project a cash and investments balance at the end of the quarter of $5.1 to $5.3 million.

                           This guidance on cash flow represents the closing in on yet another major milestone for N2H2. When we achieve the projected cash flow results for Q4, we will be cash flow positive for the fiscal year 2003! Our business, our team, made this a cash flow positive business for the year!
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                           Our DEFERRED REVENUE balance will in the range of
                           $9.1 to $9.3 million. This is higher than a year ago.

                           We'd like to open up the call now for questions.

PHIL:

                           This quarter N2H2 reached a huge milestone - profitability. We project that for the first time we'll finish an entire fiscal year with cash flow positive results. We've announced an important strategic combination with Secure Computing that we think rewards shareholders now and will bring even greater results going forward. I remain bullish about the future.